FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 20, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF unveils research center in upstate São Paulo

Sustainable concepts and practices are incorporated in the center’s project

Jundiaí, June 20, 2013 - BRF today unveiled the BRF Innovation Center in Jundiaí (SP), a research center equipped with modern laboratories, experimental kitchens and mini-plants for pilot production runs. The project, worth R$ 58 million, is part of the Company’s objective of doubling investments in research, development and innovation by 2015.

The Center is equipped with state of the art instruments for product, packaging and process research and occupies an area of 10 thousand m² and will be staffed from the outset by 150 professionals between engineers, nutritionists, pharmacologists, nutritionists, chemists and veterinarians. The former R&D centers of Sadia and Perdigão in Videira (SC) and São Paulo will now operate out of the Jundiaí facility with the objective of capturing synergies between the research arm of the Company and its other areas.

The complex is divided into four areas: breeding and research, application, experimental kitchens and sensorial analysis laboratories. Unlike previous ones, this new structure will have facilities for conducting tests in the form of specific mini-production lines for evaluation purposes. “We now no longer need to depend on production units for undertaking tests. We shall be able to simulate large-scale production, project costs and test the parameters of processes and quality of the new products”, declares Nilvo Mittanck, BRF’s Vice President for Operations and Technology. The complex also has five experimental kitchens for receiving different clients, allowing the performing of sensorial tests, training, demonstrations and, principally, joint product development by BRF and its leading clients.

BRF’s new center will make the Company a benchmark in food sector technological development and underscore its reputation as one of the most innovative companies in the world. BRF currently has a portfolio of 3,300 products of which 450 alone were launched in 2012. Some are notable for their exclusivity and innovation such as the Chester® Assa Fácil; the Hot Pocket line of  pizzas and ready-to-eat snacks;  Meu Menu, frozen and individual meals; whole wheat lasagnas and mayonnaise prepared with sunflower oil; as well as Batavo Pedaços yogurt with up to 10 times more fruit. Again, BRF is notable not only for the launch of new products but also innovation in research for reducing salt, fat and sugar content for example, and in the packaging area.

Mittanck explains that the investments in the Jundiaí center are compatible with BRF’s strategy of being increasingly in the vanguard of its chosen business segments and recognized as a company with a vocation for innovation. The choice of site location for the complex is based on a series of advantages such as: proximity to São Paulo – the largest consumer market –, important highways and airports as well as key technological hubs, universities and major urban centers.

 “The Jundiaí center will be a reference inside and outside the Company both in the creating of new businesses as well as the solution of problems”, says Mittanck. “The aim is to gain time in developing the projects and in client servicing”, Mittanck adds.

Sustainable construction

The innovative nature of the Innovation Center project is also apparent in the sustainable concepts incorporated in the complex’s structure. Systems have been projected for the reuse of rainwater, the harnessing of solar power, roof coverings with natural gardens to maintain cooler temperatures, reducing energy consumption and benefiting the indoor environment.

The project is deemed as a model for future installations at BRF and is also a candidate for LEED international certification, a seal of approval for sustainable constructions and considered the premium award for buildings in Brazil.

About BRF

Owner of the Perdigão, Sadia, Batavo and Elegê brands, BRF is one of the largest exporters of poultry meats as well as one of the country’s leading farm gate milk collectors and processors of dairy products. The company has approximately 115 thousand employees with 50 industrial units in Brazil and a further eleven overseas (9 in Argentina, 1 in the United Kingdom and 1 in The Netherlands), as well as distribution centers covering the entire country. Today, BRF exports its products to more than 120 countries and has a portfolio of more than 3,000 items covering meats, dairy products, margarines, pastas, frozen meals and frozen vegetables. In 2012, the company reported sales of R$ 28.5 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 20, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director